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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _____________)

                          ST ASSEMBLY TEST SERVICES LTD
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   ORDINARY SHARES, PAR VALUE S$0.25 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    85227G102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               PATRICIA H. MCCALL
                                  CHIPPAC, INC.
                                 47400 KATO ROAD
                                FREMONT, CA 94538
                                 (510) 979-8204
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               EVA H. DAVIS, ESQ.
                              Kirkland & Ellis LLP
                            777 South Figueroa Street
                              Los Angeles, CA 90017
                                 (213) 680-8508

                                FEBRUARY 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP No. 85227G102                     13D                   Page 2 of 10 Pages
--------------------                                          ------------------

                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             ChipPAC, Inc.
             I.R.S. Identification No. - 77-0463048
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                       7          SOLE VOTING POWER
  NUMBER OF                             - 0 -
   SHARES              ---------------------------------------------------------
BENEFICIALLY           8          SHARED VOTING POWER
  OWNED BY                              637,514,050 (see Item 5)
    EACH               ---------------------------------------------------------
  REPORTING            9          SOLE DISPOSITIVE POWER
   PERSON                          - 0 -
    WITH               ---------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER
                                   - 0 -
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        637,514,050 (see Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             59.21%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

                                  SCHEDULE 13D

      Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ChipPAC, Inc. that it is the beneficial owner of any of the Ordinary Shares (as defined below) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

      ITEM 1. SECURITY AND ISSUER.

      The class of equity security to which this statement relates is the ordinary shares, S$0.25 par value per share (the "Ordinary Shares"), of ST Assembly Test Services Ltd, a Singapore public company limited by shares (the "Issuer"). The name and address of the principal executive office of the Issuer is 5 Yishun Street 23, Singapore 768442.

      ITEM 2. IDENTITY AND BACKGROUND.

      (a) - (c) The name of the person filing this statement is ChipPAC, Inc., a Delaware corporation ("ChipPAC").

      The address of the principal office of ChipPAC is 47400 Kato Road, Fremont, CA 94538.

      Set forth in Schedule I to this Schedule 13D is the name, business address and present principal occupation or employment of each of ChipPAC's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      (d) - (e) During the last five years, neither ChipPAC nor, to ChipPAC's knowledge, any person named in Schedule I to this Schedule 13D, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) To ChipPAC's knowledge, all of the executive officers and directors of ChipPAC named in Schedule I to this Schedule 13D are citizens of the United States, except Chong Sup Park, who is a citizen of the Republic of Korea.

      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      To facilitate the consummation of the Merger (as defined in Item 4 below), certain shareholders of the Issuer have entered into a Voting Agreement with ChipPAC as described in Item 4.

      ITEM 4. PURPOSE OF TRANSACTION.

      (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated as of February 10, 2004 (the "Merger Agreement"), among Issuer, Camelot Merger, Inc., a Delaware corporation and a wholly-owned subsidiary of Issuer ("Merger Sub") and ChipPAC, and subject to the conditions set forth in the Merger Agreement, Merger Sub shall be merged with and into ChipPAC (the "Merger") and ChipPAC will become a wholly-owned subsidiary of Issuer. As a result of the Merger, each issued and outstanding share of class A common stock, $0.01 par value per share, of ChipPAC ("Class A Common") shall be cancelled and shall be converted automatically into the right to receive 0.87 American Depositary Shares ("ADSs") of Issuer. Each ADS represents the right to receive ten Ordinary Shares. The Merger is subject to receipt of regulatory approvals, the approval of ChipPAC's and Issuer's shareholders and other closing conditions, including without limitation, the receipt by both Issuer and ChipPAC of a Private Letter Ruling (as defined in the Merger Agreement) or a
Section 367 Opinion (as defined in the Merger Agreement), which opinions or Private Letter Ruling shall not have been withdrawn or modified in any material respect. The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement is attached hereto as Exhibit 2.1 and is hereby incorporated by reference.

      As an inducement and condition to ChipPAC's entering into the Merger Agreement, each of the shareholders of Issuer identified on the signature pages to the STATS Voting Agreement (as defined below) (each, a "Voting Agreement Shareholder") entered into that certain Voting Agreement dated as of February 10, 2004 (the "STATS Voting Agreement") with ChipPAC. Pursuant to Section 1.01 of the STATS Voting Agreement, each Voting Agreement Shareholder agreed to vote or consent such Voting Agreement Shareholder's shares (i) in favor of the approval of the Share Issuance (as defined in the Merger Agreement), the Parent Name Change (as defined in the Merger Agreement), the New Stock Option Plans Adoption (as defined in the Merger Agreement), the Parent Board Appointments (as defined in the Merger Agreement) and otherwise in such manner as may be necessary to consummate the Merger; and (ii) except as otherwise agreed to in writing by ChipPAC, against any action, proposal, agreement or transaction, including, but not limited to, any Competing Transaction (as defined in the Merger Agreement) (other than the Merger Agreement, the Merger, the Share Issuance, the Parent Name Change, the New Stock Option Plans Adoptions and the Parent Board Appointments), the purpose or effect of which would be to prevent, delay, postpone or materially adversely affect the Merger, the Share Issuance, the Parent Name Change, the New Stock Option Plans Adoptions or the Parent Board Appointments.

      Pursuant to Section 1.02 of the STATS Voting Agreement, each Voting Agreement Shareholder shall, within five business days after receipt of the Parent Shareholders Circular (as defined in the Merger Agreement), deliver to Issuer, with a copy to the ChipPAC Representative (as defined below), a proxy appointing the chief executive officer of ChipPAC or such other person designated in writing by ChipPAC (the "ChipPAC Representative"), and, failing the ChipPAC Representative, a representative nominated by the Voting Agreement Shareholders, as such Voting Agreement Shareholder's proxy to vote such Voting Agreement Shareholder's Ordinary Shares in favor of the approval of the Share Issuance, the Parent Name Change, the New Stock Option Plans Adoptions and the Parent Board Appointments at the Parent Shareholders' Meeting (as defined in the Merger Agreement). Each Voting Agreement Shareholder agrees not to revoke such Voting Agreement Shareholder's proxy with respect to such Voting Agreement Shareholder's Ordinary Shares.

      In addition, pursuant to Section 1.03 of the STATS Voting Agreement, within five business days after receipt of the Parent Shareholders Circular, each Voting Agreement Shareholder shall deliver, with respect to its Nominee Shares (as defined in the STATS Voting Agreement) (if any), to its nominee, with a copy to the ChipPAC Representative, written instructions to deliver a proxy to vote such Voting Agreement Shareholders' Nominee Shares in favor of the approval of the Share Issuance, the Parent Name Change, the New Stock Option Plans Adoptions and the Parent Board Appointments. Each Voting Agreement Shareholder agrees not to revoke such Voting Agreement Shareholder's instructions with respect to the Nominee Shares.

      The description contained in this Item 4 of the transactions contemplated by the STATS Voting Agreement is qualified in its entirety by reference to the full text of the STATS Voting Agreement. The STATS Voting Agreement is attached hereto as Exhibit 99.1 and is hereby incorporated by reference.

      (c) Not applicable.

      (d) The directors and officers of the Merger Sub immediately prior to the effective time of the Merger (the "Effective Date") shall be the initial directors and officers, respectively, of ChipPAC upon consummation of the Merger. In addition, subject to the fiduciary duties of the Board of Directors of Issuer (the "Issuer Board"), Issuer shall use its reasonable best efforts to, among other things, (i) not increase the number of directors who are nominees of Singapore Technologies Semiconductors Pte Ltd prior to the Effective Date and cause the number of directors comprising the Issuer Board as of immediately after the Effective Date to be eleven; (ii) cause four of the current members of the Issuer Board to resign effective as of immediately after the Effective Date; (iii) cause each of Mr. Robert Conn, Mr. Douglas Norby, Mr. Chong Sup Park and Mr. Dennis McKenna (the "ChipPAC Designated Directors"), assuming that each such person is willing to serve as a director, to be nominated for election as a director of Issuer, effective as of the Effective Date, at the Parent Shareholders' Meeting; (iv) cause Mr. Dennis McKenna to be appointed as Vice Chairman of the Issuer Board as of the Effective Date, to serve as Vice Chairman and director until December 31, 2004; and (v) cause one of Mr. Robert Conn, Mr. Douglas Norby or Mr. Chong Sup Park to be appointed to the Audit Committee of the Issuer Board as of the Effective Date.

      (e) None, other than a change in the number of outstanding Ordinary Shares of Issuer as contemplated by the Merger Agreement.

      (f) Upon consummation of the Merger, ChipPAC will become the wholly-owned subsidiary of Issuer.

      (g) At the Effective Date, the Certificate of Incorporation and By-laws of Merger Sub, as in effect immediately prior to the Effective Date, shall be the Certificate of Incorporation of ChipPAC, as the surviving corporation of the Merger, until thereafter amended; provided, however, that, at the Effective Date, Article I of the Certificate of Incorporation of ChipPAC, as the surviving corporation of the Merger, shall be amended to read as follows: "The name of the corporation is STATS ChipPAC, Inc.".

      (h) Not applicable.

      (i) Not applicable.

      (j) Other than as described above, ChipPAC currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although ChipPAC reserves the right to effect any such plans or proposals as it may deem necessary or appropriate in the future).

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) - (b) As a result of the STATS Voting Agreement, ChipPAC may be deemed to be the beneficial owner of an aggregate of 637,514,050 Ordinary Shares of Issuer for the limited purpose described in Item 4 above. Such Ordinary Shares constitute approximately 59.21% of the issued and outstanding Ordinary Shares of Issuer (based on 1,076,675,760 Ordinary Shares outstanding as of January 30,
2004). In addition, ChipPAC may be deemed to be the beneficial owner of up to 75,000,000 additional Ordinary Shares which are or may be borrowed from Singapore Technologies Semiconductor Pte Ltd. (the "Loan Shares") pursuant to securities lending agreements, if any such Loan Shares are entered against such shareholder's name in the Depositary Register (as defined in Section 130A of the Singapore Companies Act) or the Issuer's register of members, whichever is applicable, as of the time that is forty-eight hours prior to the date of a meeting of Issuer's shareholders. To ChipPAC's knowledge, no Ordinary Shares or Loan Shares of Issuer are beneficially owned by any of the persons named in
Schedule I to this Schedule 13D.

      As described in Item 4(a) - (b), ChipPAC may be deemed to have shared voting power with respect to the 637,514,050 Ordinary Shares of Issuer subject to the STATS Voting Agreement. In addition, ChipPAC may also be deemed to have shared voting power with respect to the additional 75,000,000 Loan Shares as described in the preceding paragraph. However, ChipPAC (a) is not entitled to any rights as a shareholder of Issuer as to the foregoing Ordinary Shares or Loan Shares of Issuer (other than as described herein) and (b) disclaims any beneficial ownership of the Ordinary Shares or Loan Shares of Issuer which are covered by the STATS Voting Agreement.

      Attached as Exhibit A to the STATS Voting Agreement is the name of those shareholders of Issuer that have entered into the STATS Voting Agreement with ChipPAC. The address of each of the shareholders listed on Exhibit to the STATS Voting Agreement is 5 Yishun Street 23, Singapore 768442. Except to the extent that the SEC filings of Issuer and/or SEC filings of any of the Voting Agreement Shareholders disclose the present principal occupation or employment of the persons set forth in Exhibit A to the STATS Voting Agreement, ChipPAC has no knowledge of such persons' principal occupation or employment.

      During the past five years, to ChipPAC's knowledge, no person or entity named in Exhibit A to the STATS Voting Agreement (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      To ChipPAC's knowledge, all of the persons or entities named in Exhibit A to the STATS Voting Agreement are citizens of the Republic of Singapore, or companies organized under the laws of the Republic of Singapore, as applicable, except Charles Richard Wofford, Steven Hugh Hamblin, William J. Meder and Richard John Agnich, who are citizens of the United States.

      (c) Neither ChipPAC, nor, to ChipPAC's knowledge, any person named in
Schedule I to this Schedule 13D, has effected any transaction in Ordinary Shares of Issuer during the past sixty days, except as disclosed herein.

      (d) Not applicable.

      (e) Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Pursuant to Section 3.07 of that certain Voting Agreement dated as of February 10, 2004, by and among Issuer and the stockholders of ChipPAC identified on the signature pages thereto (each, a "ChipPAC Shareholder") (the "ChipPAC Voting Agreement"), each ChipPAC Shareholder agrees, from February 10, 2004 until ninety days after the Effective Date, not to sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, or enter into any put, call, forward purchase contract or forward sale contract or any other contract, agreement or arrangement having the effect of decreasing or eliminating the risk of ownership with respect to, any Ordinary Shares of Issuer or ADSs of Issuer (or agree or consent to, or offer to do, any of the foregoing); provided, however, that (i) each ChipPAC Shareholder may transfer the Ordinary Shares of Issuer or ADSs of Issuer to an affiliate of such ChipPAC Shareholder if such affiliate agrees in writing to comply with the provisions of Section 3.07 of the ChipPAC Voting Agreement; (ii) each ChipPAC Shareholder may sell, during any three-month period, such number of Ordinary Shares of Issuer (whether in the form of Ordinary Shares of Issuer or ADSs of Issuer) equal to the maximum number of Ordinary Shares of Issuer that such ChipPAC Shareholder would be permitted to sell during such three-month period in accordance with Rule 144(e) under the Securities Act of 1933, as amended (the "Securities Act"), assuming that the Ordinary Shares of Issuer were quoted on Nasdaq and that such rule applied to all sales by the ChipPAC Shareholder and regardless of whether such rule applies; (iii) each ChipPAC Shareholder may transfer the Ordinary Shares of Issuer or ADSs of Issuer to any transferee in a transaction consummated in accordance with any private placement exemption from the registration requirements of the Securities Act if such transferee agrees in writing to comply with the provisions of Section 3.07 of the ChipPAC Voting Agreement; and (iv) each ChipPAC Shareholder listed on Exhibit C to the ChipPAC Voting Agreement may transfer the Ordinary Shares of Issuer or ADSs of Issuer to such ChipPAC Shareholder's limited partners, owners or equity holders provided that such transfer complies with the provisions of Rule 145 of the Securities Act.

      The description contained in this Item 6 of the transactions contemplated by the ChipPAC Voting Agreement is qualified in its entirety by reference to the full text of the ChipPAC Voting Agreement. The ChipPAC Voting Agreement is attached hereto as Exhibit 99.2 and is hereby incorporated by reference.

      Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to ChipPAC's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                        Description

      Exhibit 2.1 Agreement and Plan of Merger and Reorganization dated as of February 10, 2004, by and among ST Assembly Test Services Ltd, a Singapore public company limited by shares, Camelot Merger, Inc., a Delaware corporation and a wholly-owned subsidiary of ST Assembly Test Services Ltd, and ChipPAC, Inc., a Delaware corporation.

      Exhibit 99.1 Voting Agreement dated as of February 10, 2004, by and among ChipPAC, Inc., a Delaware corporation and the shareholders of ST Assembly Test Services Ltd, a Singapore public company limited by shares, identified on the signature pages thereto.

      Exhibit 99.2 Voting Agreement dated as of February 10, 2004, by and among ST Assembly Test Services Ltd, a Singapore public company limited by shares and the shareholders of ChipPAC, Inc., a Delaware corporation, identified on the signature pages thereto.

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2004

                                 ChipPAC, INC.


                                 By: /s/ Patricia H. McCall
                                     -----------------------------------------
                                 Name:  Patricia H. McCall
                                 Its:  Senior Vice President, General Counsel
                                 and Secretary

                                   SCHEDULE I

              EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF CHIPPAC

NAME                  PRINCIPAL OCCUPATION OR EMPLOYMENT
----                  ----------------------------------
Dennis P. McKenna     Chairman of the Board, President and Chief Executive Officer
Robert Krakauer       Executive Vice President, Corporate Operations
Patricia H. McCall    Senior Vice President, General Counsel and Secretary

      All individuals named in the above table are employed by ChipPAC, Inc. Accordingly, the business address of each of the individuals named in the above table is the address of ChipPAC's principal office: 47400 Kato Road, Fremont, CA 94538.

                        NON-EMPLOYEE DIRECTORS OF CHIPPAC


                                                                             NAME AND ADDRESS OF CORPORATION OR OTHER
       NAME                  PRINCIPAL OCCUPATION OR EMPLOYMENT                ORGANIZATION IN WHICH EMPLOYED
       ----                  ----------------------------------                ------------------------------
Edward Conard              Managing Director of Bain Capital, LLC        c/o        ChipPAC, Inc.
                                                                                    47400 Kato Road
                                                                                    Fremont, CA 94538

Robert W. Conn             Managing Director of Enterprise Partners      c/o        ChipPAC, Inc.
                           Venture Capital                                          47400 Kato Road
                                                                                    Fremont, CA 94538

Michael A. Delaney         Managing Director of Citigroup Venture        c/o        ChipPAC, Inc.
                           Capital Equity Partners                                  47400 Kato Road
                                                                                    Fremont, CA 94538

Marshall Haines            Principal of Bain Capital, LLC                c/o        ChipPAC, Inc.
                                                                                    47400 Kato Road
                                                                                    Fremont, CA 94538

R. Douglas Norby           Senior Vice President and Chief Financial     c/o        ChipPAC, Inc.
                           Officer of Tessera Technologies, Inc.                    47400 Kato Road
                                                                                    Fremont, CA 94538

Chong Sup Park             Managing Director of H&Q Asia Pacific         c/o        ChipPAC, Inc.
                                                                                    47400 Kato Road
                                                                                    Fremont, CA 94538

Paul C. Schorr, IV         Managing Director of Citigroup Venture        c/o        ChipPAC, Inc.
                           Capital Equity Partners                                  47400 Kato Road
                                                                                    Fremont, CA 94538